UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On February 24, 2004, the Registrant announced to the Superintendencia de Valores y Seguros of Chile (the "SVS") the termination of the arbitration process between AES Gener's subsidiary Norgener and its customer Minera Escondida. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

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- Letter to the SVS 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: March 2, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, February 27, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information about the termination of the arbitration process between AES Gener's subsidiary Norgener and its customer Minera Escondida. Such Form is an English translation of the report that Gener filed in Spanish on February 24, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

Santiago, February 24, 2004

Mr.

Alejandro Ferreiro Yazigi

Superintend Securities and Insurance

Dear Sir,

We inform this Superintendence that, on February 23, 2004, the subsidiary Norgener S.A. and its client Minera Escondida Limitada, ended, by means of a judicial transaction, the arbitration process initiated by this client in December 2002.

The abovementioned agreement includes (i) the extension until 2015 of contracts N. 1 subscribed in June 1993 and N. 2 in November 1994, to supply 62 MW and up to 110 MW, respectively, (ii) a reduction in the price of such contracts since July of the present year, (iii) and a cash payment from Minera Escondida to be paid in the short term, and (iv) the subscription of a third contract from 2004 to 2015 for up to 80 MW, which is subject to certain transactions of the refinancing plan of AES Gener S.A.

As a result of this agreement, Minera Escondia and Norgener S.A. finalized all its pending conflicts, and, furthermore, were able to enhance and project a future relationship of mutual benefit.

Sincerely yours,

Luis Felipe Ceron Ceron

General Manager

AES Gener S.A.